UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                       ROCHESTER & PITTSBURGH COAL COMPANY
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                    771333101
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                                 (CUSIP Number)


                            John W. Kauffman, Esquire
                          Duane, Morris & Heckscher LLP
                                One Liberty Place
                      Philadelphia, Pennsylvania 19103-7396
                                 (215) 979-1227
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 30, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 771333101



                                                               Page 1 of 8 pages

                                  SCHEDULE 13D


CUSIP No.  771333101                                                 Page 2 of 8

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 1         NAME OF REPORTING PERSONS
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Urling I. Searle
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

           (a)
           (b)     X
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 3         SEC USE ONLY


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 4         SOURCE OF FUNDS (See Instructions)

               OO
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 5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

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 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
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                    7         SOLE VOTING POWER

    NUMBER OF                     16,240
      SHARES     ---------------------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER
     OWNED BY
       EACH                      1,630,692
    REPORTING    ---------------------------------------------------------------
      PERSON        9        SOLE DISPOSITIVE POWER
       WITH
                                 16,240
                 ---------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

                                 1,630,692
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,646,932
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12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                47.9%
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14         TYPE OF REPORTING PERSON (See Instructions)

                IN
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

CUSIP No.  771333101                                                 Page 3 of 8
                                  SCHEDULE 13D

Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, no par value, of Rochester & Pittsburgh Coal Company (the "Issuer"). The address of Issuer's principal office is 655 Church Street, Indiana, Pennsylvania 15701.

Item 2.  Identity and Background.

     (a) The name of the person filing this Schedule 13D is Urling I. Searle (the "Reporting Person").

     (b) The address of the Reporting Person is 66 Old Church Road, Greenwich, CT 06830.

     (c) The principal occupation of the Reporting Person is as trustee of the family trusts reported in this Schedule 13D.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) the Reporting Person is a citizen of the United States.

Item 3.  Source of Amount of Funds or Other Consideration.

     This Schedule 13D reflects acquisition by the Reporting Person of beneficial ownership of shares as a result of her appointment in April 1998 as a trustee of certain family trusts as more fully described in Item 5 hereof. No consideration was paid or received with respect to these appointments.

Item 4.  Purpose of Transaction.

     The Reporting Person is filing this Schedule 13D to report her acquisition of beneficial ownership of shares resulting from her appointment in April 1998 as a trustee of certain family trusts described in Item 5 hereof.

CUSIP No.  771333101                                                 Page 4 of 8

     On May 28, 1998, CONSOL Inc. ("Parent"), CONSOL Commonwealth Inc. ("Merger Sub") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing that, among other things, Merger Sub will be merged (the "Merger") with and into the Issuer, with the Issuer as the surviving corporation and an indirect wholly owned subsidiary of Parent. The Merger Agreement provides that, upon consummation of the Merger, each outstanding share of the Issuer's Common Stock, other than shares held by shareholders who perfect their statutory dissenters rights, will be cancelled and converted automatically into the right to receive an amount in cash, equal to $43.50 per share of Common Stock.

     In connection with the Merger Agreement, Merger Sub and Parent have entered into the Stockholders Agreement, dated as of May 28, 1998 (the "Stockholders Agreement"), with certain of the Issuer's shareholders (the "Stockholders"), including the Reporting Person, pursuant to which the Stockholders have, among other things, agreed not to sell or transfer any of their shares of Common Stock, representing approximately 50.6% of the outstanding voting power with respect to the Issuer (the "Subject Shares"), prior to the effective time of the Merger or termination of the Stockholders Agreement. In addition, pursuant to the Stockholders Agreement, the Stockholders, including the Reporting Person, have granted to Merger Sub and Parent a proxy to vote the Subject Shares in favor of the approval and adoption of the Merger Agreement, which proxy is irrevocable during the term of the Stockholders Agreement and coupled with an interest. The Stockholders have also agreed to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions.

     The preceding summary of certain provisions of the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is filed as Exhibit 1 hereto, and which is incorporated herein by reference.

     Other than as described above, the Reporting Person does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person might be deemed to have beneficial ownership of 1,646,932 shares or 47.9% of the Issuer's outstanding shares of corporate stock.

     (b) The Reporting Person has:

        (1) Sole power to vote or direct the vote, or sole power to dispose or to direct the disposition of 16,240 shares; and

CUSIP No.  771333101                                                 Page 5 of 8

        (2) Shared power to vote or to direct the vote of 1,630,692 shares as follows:

                (i) Co-trustee (with Emilie I. Wiggin) of the trust under
                    Article Eighth A of the Last Will and Testament of O'Donnell Iselin dated July 27, 1970 f/b/o Peter Iselin whose shares total 243,982;

               (ii) Co-trustee (with Emilie I. Wiggin) of the trust under
                    Article Eighth A of the Last Will and Testament of O'Donnell Iselin dated July 27, 1970 f/b/o O'Donnell Iselin II whose shares total 55,551;

              (iii) Co-trustee (with Emilie I. Wiggin) of the trust under
                    Article Eighth A of the Last Will and Testament of O'Donnell Iselin dated July 27, 1970 f/b/o Maud Iselin Welles whose shares total 55,551;

               (iv) Co-trustee (with Emilie I. Wiggin) of the trust under
                    Article Eighth A of the Last Will and Testament of O'Donnell Iselin dated July 27, 1970 f/b/o Urling Iselin Searle whose shares total 55,551;

                (v) Co-trustee (with Emilie I. Wiggin) of the trust under
                    Article Eighth B of the Last Will and Testament of O'Donnell Iselin dated July 27, 1970 f/b/o Emilie I. Wiggin whose shares total 218,780;

               (vi) Co-trustee (with Emilie I. Wiggin) of the trust under
                    Article Eighth B of the Last Will and Testament of O'Donnell Iselin dated July 27, 1970 f/b/o Anne Whelpley Shaw whose shares total 47,753;

              (vii) Co-trustee (with Emilie I. Wiggin) of the trust under
                    Article Eighth B of the Last Will and Testament of O'Donnell Iselin dated July 27, 1970 f/b/o Patricia Whelpley Barton whose shares total 47,753;

             (viii) Co-trustee (with Emilie I. Wiggin) of the trust under
                    Article Eighth B of the Last Will and Testament of O'Donnell Iselin dated July 27, 1970 f/b/o Gordon B. Whelpley, Jr., whose shares total 47,753;

CUSIP No.  771333101                                                 Page 6 of 8

               (ix) Co-trustee (with Emilie I. Wiggin) of the trust under
                    Article Eighth B of the Last Will and Testament of O'Donnell Iselin dated July 27, 1970 f/b/o Katharine W. Draper whose shares total 47,753;

                (x) Co-trustee (with Emilie I. Wiggin) of the trust under
                    Article Sixth of the Last Will and Testament of Urling S. Iselin dated March 5, 1948 f/b/o Peter Iselin and Emilie I. Whelpley (n/k/a Emilie I. Wiggin) whose shares total 118,141;

               (xi) Co-trustee (with Emilie I. Wiggin) of the Agreement dated
                    July 6, 1964 by and between O'Donnell Iselin, as Settlor, and Emilie I. Whelpley and Peter Iselin, as Trustees, whose shares total 667,178;

              (xii) 4,148 shares as Co-Trustee (with Gordon B. Whelpley, Jr.)
                    of the E.I. Wiggin Trust No. 1.

             (xiii) 8,325 shares as Co-Trustee (with Gordon B. Whelpley, Jr.)
                    of the E.I. Wiggin Trust No. 2.

              (xiv) 4,148 shares as Co-Trustee (with Emilie I. Wiggin) of the
                    Peter Iselin Trust No. 1.

               (xv) 8,325 shares as Co-Trustee (with Emilie I. Wiggin) Of the
                    Peter Iselin Trust No. 2.

     The shares of the Issuer's Common Stock referenced in (b)(1) and (b)(2)(i) through (xi) of this Item 5 are subject to the Stockholders Agreement described in Item 4 of this Schedule 13D.

     Emilie I. Wiggin has her residence address at 106 Pear Tree Point Road, Darien Connecticut, 06820. The principal occupation of Emilie I. Wiggin is as trustee of the trusts reported in this Schedule 13D, other than the trusts referenced in (b)(2)(xii) and (b)(2)(xiii) of this Item 5. To the knowledge of the Reporting Person, during the last five years, Emilie I. Wiggin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Person, during the last five years, Emilie I. Wiggin was not a party to a civil proceeding of a judicial or an administrative body of a competent jurisdiction as a result of which Emilie
I. Wiggin was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Emilie I. Wiggin is a citizen of the United States.

CUSIP No.  771333101                                                 Page 7 of 8


     Gordon B. Whelpley, Jr. has his residence address at 24 Old Field Lane, West Redding, Connecticut, 06896. Mr. Whelpley is President of Goodman & Whelpley, Inc., a residential building company, and is a director of the Issuer. To the knowledge of the Reporting Person, during the last five years, Mr. Whelpley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Person, during the last five years, Mr. Whelpley was not a party to a civil proceeding of a judicial or an administrative body of a competent jurisdiction as a result of which Mr. Whelpley was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Whelpley is a citizen of the United States.

        (3) Shared power to dispose or direct the disposition of 1,630,692 shares held in the trusts described under b(2) of this Item 5.

     (c) This Schedule 13D is being filed to report the following changes in beneficial ownership which have occurred in the past sixty days:

        (1) During April 1998, the Reporting Person was appointed as a trustee of each of the trusts described under b(2) of this Item 5.

        (2) On May 28, 1998, the Reporting Person executed the Stockholders Agreement as described in Item 4 of this Schedule 13D.

     (d) The Reporting Person and other co-trustees named (b)(2) of this Item 5 have certain powers relating to distributions on shares held in the respective trusts, which distributions may be made from time to time in accordance with the terms of such instruments.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Reporting Person is a party to the Stockholders Agreement described in Item 4 of this Schedule 13D, which description is incorporated by reference into this Item 6.

Item 7.  Material to be filed as Exhibits.

     1. Stockholders Agreement, dated May 28, 1998, among CONSOL Inc., CONSOL Commonwealth Inc. and Rochester & Pittsburgh Coal Company and the Stockholders listed therein.

CUSIP No.  771333101                                                 Page 8 of 8
Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  Date:    July 14, 1998


                                                  /s/ Urling I. Searle
                                                  -----------------------------
                                                  Urling I. Searle